

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2011

<u>Via E-mail</u>

O. Russell Crandall
Chairman
AmeriStar Network, Inc.
784 North 2460
West Hurricane, UT 84737

> **Re: AmeriStar Network, Inc.**
> **Form 15**
> **Filed May 6, 2008**
>
> **Form 8-K submitted March 1, 2011**
> **File No. 000-26157**

Dear Mr. Crandall:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. On May 6, 2008, you filed a Form 15-12G terminating the registration of your common stock under Section 12(g) of the Exchange Act. Thereafter, you filed no reports until a Form 8-K was submitted on March 1, 2011. From a discussion with the staff on March 2, 2011, it appears that you believe that you may begin reporting by means of a Form 8-K and continue to make reports sporadically going forward, rather than re-entering the reporting system by filing a registration statement. Please be advised that because you filed Form 15-12G on May 6, 2008, terminating the registration of your common stock under Section 12(g) of the Exchange Act, you must now file a registration statement to re-enter the Exchange Act reporting system. Please confirm your understanding of the content of this letter in writing to the staff.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Phil Rothenberg at (202) 551-3466 with any questions. In the event thereafter that you require additional assistance, you may contact me at (202) 551-3462 or Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Steven Trabish (via E-mail)